Exhibit 99.1

MEDIA CONTACT:	IR CONTACT:	FOR IMMEDIATE RELEASE
Brunswick Group	Sean Pettey	April 3, 2023
Azadeh Varzi / Imran Jina	Tel: +44 1740 608 001
venator@brunswickgroup.com
Direct: +44 (0) 2074 045959

Venator Completes Divestiture of Iron Oxide Business

WYNYARD, UK - Venator Materials PLC (“Venator”) (NYSE: VNTR) announced today that it has completed the sale of its Iron Oxide business to Cathay Industries. The enterprise value of the transaction was $140 million and Venator expects to receive cash proceeds of approximately $130 million net of working capital adjustments, taxes, fees and other closing cash adjustments. Venator expects an approximate $50 million reduction of its ABL facility resulting in a net liquidity improvement of approximately $80 million.

About Venator

Venator is a global manufacturer and marketer of chemical products that comprise a broad range of pigments and additives that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments and timber treatment businesses. Based in Wynyard, U.K., Venator employs approximately 2,800 associates and sells its products in more than 106 countries.

Social Media:

Twitter: www.twitter.com/VenatorCorp

Facebook: www.facebook.com/venatorcorp

LinkedIn: www.linkedin.com/company/venator-corp

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements represent Venator's expectations or beliefs concerning future events, and it is possible that the expected results described in this press release will not be achieved. These forward looking statements are subject to risks, uncertainties and other factors, many of which are outside of Venator's control, that could cause actual results to differ materially from the results discussed in the forward looking statements, including volatile global economic conditions and a downturn in the worldwide economy due to inflation, geopolitics, changes in raw material and energy prices; interruptions in raw materials and energy supply; economic and other impacts from the military conflict in Ukraine and the economic sanctions imposed due to the conflict; the impacts and duration of the COVID-19 pandemic and the measures put in place by governments in response; our ability to maintain sufficient working capital; our ability to engage with shareholders and debtholders with respect to our capital structure or access capital markets on favorable terms or at all; our ability to explore and execute on strategic alternatives, including by raising additional equity capital or debt, by reducing or delaying our business activities, by initiating reductions in force, by selling assets, by restructuring, refinancing, purchasing, repaying or otherwise retiring our outstanding debt; our ability to remain compliant with all covenants in our debt agreements; the volatility in the price of our ordinary shares, including as a result of us exploring strategic alternatives; the costs associated with site closures, including our Pori facility; the execution of our cost reduction programs and initiatives; our ability to realize financial and operational benefits from our cost reduction program and operational improvement plans and initiatives; industry production capacity and operating rates; the supply demand balance for our products and that of competing products; pricing pressures; technological developments; legal claims by or against us; changes in government regulations, including increased manufacturing, labeling and waste disposal regulations and the classification of TiO2 as a carcinogen in the EU; management of materials resulting from our manufacturing process, including the ability to develop commercial markets in the regions in which we manufacture and our ability to dispose of these materials if necessary; the impacts of increasing climate change regulations; geopolitical events; cyberattacks; and public health crises.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Venator does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Venator to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in Venator's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC. The risk factors and other factors noted therein could cause its actual results to differ materially from those contained in any forward-looking statement.